RT GROUP PLC

(in Members' Voluntary Liquidation)

82-4282

Date: 10th January 2003

03003239

US Securities Exchange Commi
450 Fifth Street
Washington
D.C. 20549

Dear Sirs

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcements made on the London Stock Exchange in respect of RT Group PLC and a copy of the 2001/2 Annual Report & Accounts.

These documents are furnished pursuant to Rule 12g – 3-2(b) under the Securities Exchange Act of 1934.

Please note that the listing of the Company's shares on the London Stock Exchange was cancelled at 4.30 pm on Friday 27th December 2002, at which point trading in the Company's shares ceased. The ADR programme was terminated at the same time. It is not proposed to forward further announcements. If you have any questions or comments please contact me on 0044 0207 544 8433.

Yours faithfully

Paul Worthington

Paul Worthington
Deputy Secretary

dlw 1/24

Company	UBS Warburg
TIDM	
Headline	SAR - RT Group Plc
Released	13:52 16 Dec 2002
Number	1624F

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure…12 December, 2002…..

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition …11 December 2002…………………………………………...

Acquisition in …RT Group Plc……………………………………………………….(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	314,571 shares rights	…………………………………

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
109,208,387… (21.02 %)	……………………………… (%)	109,208,387… (21.02 %)

(3) Party making disclosure …UBS Warburg…………………………………………………...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Karen Hales

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846...

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	15:23 17 Dec 2002
Number	2410F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

7,868,189

6. Percentage of issued class

1.51%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p

10. Date of transaction

17th December 2002

11. Date company informed

17th December 2002

12. Total holding following this notification

39,101,951 ordinary shares

13. Total percentage holding of issued class following this notification

7.52%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

17th December 2002

END

Full Text Announcement

Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	15:23 17 Dec 2002
Number	2410F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

7,868,189

6. Percentage of issued class

1.51%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p

10. Date of transaction

17th December 2002

11. Date company informed

17th December 2002

12. Total holding following this notification

39,101,951 ordinary shares

13. Total percentage holding of issued class following this notification

7.52%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

17th December 2002

END

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Company	UBS Warburg
TIDM	
Headline	SAR - (RT Group)
Released	07:05 18 Dec 2002
Number	2704F

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure…17 December, 2002…..

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition …16 December 2002…………………………………………...

Acquisition in …RT Group Plc………………………………………………………(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	5,147,860 shares rights	…………………………………

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
119,183,767… (22.94 %)	……………………………... (%)	119,183,767… (22.94 %)

(3) Party making disclosure …UBS Warburg…………………………………………………...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Karen Hales

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	13:05 18 Dec 2002
Number	2957F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (In Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

Legal & General

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Transferred into the management of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Name	Account No.	No. of shares
HSBC Global Custody Nominee (UK) Ltd	775245	2,277,911
HSBC Global Custody Nominee (UK) Ltd	360509	466,603
HSBC Global Custody Nominee (UK) Ltd	357206	12,290,162
HSBC Global Custody Nominee (UK) Ltd	904332	45,000
HSBC Global Custody Nominee (UK) Ltd	866203	590,900
HSBC Global Custody Nominees (UK) Ltd	904333	27,000
Total		15,697,576

5. Number of shares / amount of stock acquired

15,697,576 shares

6. Percentage of issued class

3.02%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) ordinary shares of 25p each

10. Date of transaction

11th December 2002

11. Date company informed

18th December 2002

12. Total holding following this notification

15,697,576

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 020 7544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of notification

18th December 2002

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	13:08 18 Dec 2002
Number	2960F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

7,098,020

6. Percentage of issued class

1.36%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p each

10. Date of transaction

17th December 2002

11. Date company informed

18th December 2002

12. Total holding following this notification

46,199,971 ordinary shares

13. Total percentage holding of issued class following this notification

8.90%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

18th December 2002

END

Company	UBS Warburg
TIDM	
Headline	SAR - (RT Group Plc)
Released	15:26 18 Dec 2002
Number	3086F

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure...18 December, 2002.....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition ...17 December 2002...

Acquisition in ...RT Group Plc...(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	1,991,713 shares rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
121,175,480... (23.32 %)	.... (%)	121,175,480... (23.32 %)

(3) Party making disclosure ...UBS Warburg..

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Karen Hales

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	11:29 19 Dec 2002
Number	3530F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

1,113,068

6. Percentage of issued class

0.21%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p each

10. Date of transaction

18th December 2002

11. Date company informed

19th December 2002

12. Total holding following this notification

47,313,039 ordinary shares

13. Total percentage holding of issued class following this notification

9.10%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

19th December 2002

END

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Company	Marconi PLC
TIDM	MONI
Headline	Return of Capital
Released	14:30 19 Dec 2002
Number	3677F

MARCONI AND RT GROUP AGREE CAPITAL RETURN FROM ULTRAMAST JOINT VENTURE

Agreement to return £45 million cash to Marconi and settle all outstanding litigation relating to Ultramast joint venture

London – December 19, 2002 – Marconi plc (MONI) today announced that Marconi Corporation plc has reached agreement with RT Group plc (in members' voluntary liquidation), and its subsidiary RT Group Telecom Services Limited, on a return of capital from Ultramast, the joint venture set up in December 2000. Subject to completion of the reduction of capital, the agreement provides for both companies to waive all outstanding litigation relating to the joint venture. On completion, RT Group will assume full control of all of Ultramast.

Upon completion of the reduction of capital, which is expected in February 2003, Marconi should receive approximately £45 million in cash, of which approximately £20 million was paid into court pending the outcome of a lawsuit between the parties in August 2002. The agreement proposes that approximately £8 million cash will remain in Ultramast to finance ongoing operations following completion of the reduction of capital.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

Joe Kelly/David Beck

Public Relations

Marconi PLC

+44 (0) 207 306 1771

joe.kelly@marconi.com

Heather Green

Investor Relations

Marconi PLC

+44 (0) 207 306 1735

heather.green@marconi.com

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Company	RT Group PLC
TIDM	RTK
Headline	Ultramast agreement
Released	14:32 19 Dec 2002
Number	3693F

RT GROUP PLC
(In Members' Voluntary Liquidation)

19 December 2002

Agreement reached with Marconi in respect of the Ultramast joint venture

RT Group PLC is pleased to announce that it has today reached agreement with Marconi Corporation plc in relation to the Ultramast joint venture and the settlement of the litigation with Marconi.

Ultramast was established in December 2000 to construct, operate and market telecommunications masts for use by mobile and fixed wireless network operations. Marconi originally contributed cash and the rights to build telecom masts on land owned by the British Waterways Board. RT Group contributed, through its subsidiary RT Group Telecom Services Limited ("RTS"), the rights to build telecommunications masts on land adjacent to the tracks across the UK rail network.

Under today's agreement, Ultramast will commence a Court approved reduction of capital. On completion of the reduction of capital Marconi will receive back approximately £45 million. Both parties will waive all litigation rights against each other with regards to Ultramast and RTS. On completion of the reduction of capital, RT Group will assume the full economic interest in Ultramast and will receive or consolidate approximately £30 million of cash in RTS and its subsidiaries.

RT Group is currently considering a range of options with regards to maximising value from RTS.

This agreement does not alter the expectation of the Liquidators of RT Group that, if all its assets are realised as expected, and no further liabilities arise, RT Group PLC will be able to return to Shareholders between 252 and 260 pence per Share.

- ends –

Enquiries

Railtrack Group: Sue Clark, Director of Corporate Affairs	020 7544 8436 / 07850 285471
Lehman Brothers: Anthony Odgers James Rushton	020 7601 0011

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	14:21 20 Dec 2002
Number	4480F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

R T GROUP PLC (In Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

Legal & General

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A Holding now less than 3%

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

663,000

8. Percentage of issued class

N/A

9. Class of security

Ordinary

10. Date of transaction

17th December 2002

11. Date company informed

20th December 2002

12. Total holding following this notification

15,034,576

13. Total percentage holding of issued class following this notification

2.89%

14. Any additional information

15. Name of contact and telephone number for queries

L Crawford Assistant Secretary 0207 5576 8124

16. Name and signature of authorised company official responsible for making this notification

Lindsay Crawford

Date of notification

20/12/02

END

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Company	UBS Warburg
TIDM	
Headline	SAR - RT Group Plc
Released	15:45 20 Dec 2002
Number	4581F

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure...20 December, 2002.....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition ...19 December 2002...

Acquisition in ...RT Group Plc..(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	1,602,402 shares rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
125,830,798... (24.22 %)	.... (%)	125,830,798... (24.22 %)

(3) Party making disclosure ...UBS Warburg...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Karen Hales

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	UBS Warburg
TIDM	
Headline	SAR - (RT Group Plc)
Released	11:08 23 Dec 2002
Number	4995F

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure...23 December, 2002.....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition ...20 December 2002...

Acquisition in ...RT Group Plc...(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	7,735,817 shares rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
133,566,615... (25.70 %)	.... (%)	133,566,615... (25.70 %)

(3) Party making disclosure ...UBS Warburg...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Karen Hales

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	RT Group PLC
TIDM	RTK
Headline	Disposal
Released	09:23 27 Dec 2002
Number	5951F

RT Group PLC

(IN MEMBERS VOLUNTARY LIQUIDATION)

Agreement reached to sell RT Group Developments Limited to Hammerson plc.

RT Group today announces the sale of RT Group Developments to Hammerson plc for a total consideration of £63 million.

The contract is due to complete on 28 February 2003.

The sale, which is the final step in the RT Group property disposal programme, was highly competitive attracting over 40 expressions of interest for the unique business with its substantial portfolio of city centre development opportunities.

It is estimated that the portfolio of development opportunities provides access to a substantial potential development programme.

This agreement does not alter the expectation of the Liquidators of RT Group that provided that:

- RT Group's remaining assets are realised as expected;
- No further liabilities arise;
- Existing liabilities remain within expectation; and
- The Company does not become involved in expensive litigation;

they continue to expect to be able to return to shareholders between 252 and 260 pence per share in total, substantially all by the end of 2003.

Commenting on the sale Jamie Smith, Joint Liquidator of RT Group said:

"the disposal of RDL was very competitive and we are delighted that we have been able to secure a result ahead of expectations".

Helen Gordon, Managing Director of RT Group Development Limited said:

"RDL has established itself as a leader in transport related development. The management team and I are delighted that the business has been sold to Hammerson and we remain focussed on

ensuring that we continue to deliver for our tenants and our partners."

FOR FURTHER INFORMATION

PLEASE CONTACT:

Sue Clarke: 07850 285471

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Company	Hammerson PLC
TIDM	HMSO
Headline	Acquisition
Released	11:03 27 Dec 2002
Number	5992F

For immediate release – Friday, 27th December 2002

Hammerson to Acquire Railtrack Property Interests

Hammerson plc has exchanged contracts to acquire for £63 million RT Group Developments Limited ("RGDL") and its associated companies from RT Group PLC (formerly Railtrack Group plc). These companies own interests in a portfolio of 24 properties/development sites throughout the UK.

Hammerson has also exchanged contracts with Ballymore Properties Limited, a private development company based in Dublin, whereby Ballymore will purchase from Hammerson seven of the properties owned by RGDL for £27 million. Following these sales, Hammerson will retain direct ownership of 15 of the properties. In respect of the two remaining properties, Hammerson will receive £5.625m and enter into joint venture agreements with Ballymore to evaluate and pursue possible future major developments on a 50:50 basis. The seven staff currently employed by RGDL will become employees of Ballymore.

The principal assets to be acquired and retained by Hammerson are:

- Two freehold warehouses of around 7,100m2 and a 50% interest in Cricklewood Redevelopment Limited (a joint venture with Pillar Property PLC), which is proposing a mixed use development of around 800,000m2 at Cricklewood, London NW2;

- two development sites with potential for around 20,000m2 and 30,000m2 respectively of offices in London E1 to the north of Broadgate and close to Hammerson's existing major office redevelopment scheme at Bishop's Square;

- the long leasehold interest in Victoria Station, London SW1.

The proposed 50:50 joint venture agreements between Hammerson and Ballymore are in respect of:

- a conditional contract to acquire Bishopsgate Goods Yard, London E1, where there is potential to create a mixed-use office, retail, leisure and residential scheme of up to 200,000m2 on a site of 4.25 hectares (10.5 acres);

- The Triangle Site, Bishop's Bridge Road, London W2, where the partners intend to explore the redevelopment of a site adjacent to Paddington Station to create around 20,000m2 of offices.

A list of the properties to be acquired by Hammmerson and those to be sold to Ballymore is

attached. The properties to be acquired and retained by Hammerson generate an annual rental income of approximately £600,000.

John Richards, Chief Executive of Hammerson, said:

"This is a very exciting transaction for Hammerson which, for a net investment of around £30 million, gives us control of some key sites in central London. These sites represent a substantial long term development land bank. We intend to work up these schemes and advance them as market conditions improve over the next few years.

In particular, the interest we have acquired in the Cricklewood site complements the group's existing ownership of Brent Cross Shopping Centre and will support a co-ordinated approach to the regeneration and improvement of this area.

We look forward to working with Network Rail and Ballymore to capitalise on these opportunities."

Hammerson was advised by Insignia Richard Ellis and Ballymore was advised by Alan Selby & Partners. Deloitte & Touche, the Liquidator of RT Group PLC, was advised by Jones Lang LaSalle.

For further information:

John Richards Chief Executive	Tel: 020 7887 1000
Christopher Smith Director of Corporate Affairs	Tel: 020 7887 1019 Tel: 07774 100 912

Notes to Editors:

Hammerson plc

Hammerson is a leading European real estate investment and development company. Established over 50 years ago, the group has operations in the UK, France and Germany. Its high quality portfolio provides over 700,000 m2 of retail space and nearly 300,000 m2 of prime offices and is valued at over £3.5 billion.

Hammerson has a track record of carrying out successful major regeneration and development schemes. The group's recent projects have included The Oracle Shopping Centre in Reading, winner of numerous awards, and 280 Bishopsgate, London EC2, a 25,000 m2 office building. Hammerson is the development manager for the Birmingham Alliance, which is carrying out the redevelopment of the Bullring, Birmingham, currently Europe's largest retail led urban regeneration project.

Ballymore Properties Limited

Ballymore Properties Limited, with headquarters in Dublin and London, has been involved in urban development and regeneration for over 20 years. It focuses its expertise on three key areas: investment handling; design and build projects; and property acquisition.

Ballymore's diverse portfolio comprises residential housing schemes, retail-related investment

projects, commercial and office developments, and projects in the leisure and tourist sector.

Properties to be acquired from Railtrack Developments Limited

Property	Type	Indicative Scheme Size/Area	Description
Properties to be retained by Hammerson			
Cricklewood Town Centre	Mixed use/retail & leisure 2 Freehold Warehouses	800,000m2 7,100 m2	Master plan major redevelopn in joint venture with Pillar Prc PLC
Norton Folgate, London E1	Office	20,000m2	Office plot next to 201 Bishopsgate, London
Shoreditch High Street, London E1	Office	30,000m2	Office plot opposite Norton Folgate, London
Victoria Station, London SW1	Mixed use/retail & leisure	0.5 ha (1.2 acres)	Shared value opportunity with rental income
Union Square, Aberdeen	Mixed use/retail & leisure	40,000m2	Redevelopment of town statio goods yard site in 50% JV wit Stannifer
London International Freight Exchange	Rail freight	220,000m2	Joint venture (20% interest wi Argent (Hermes) to create ma freight base transport hub on 4 acre site near Heathrow
Strategic Holdings			
Various Interests associated with Rail schemes in Glasgow, Manchester, Southport, Richmond, Redhill, Haywards Heath, Christchurch, New Southgate, Staplehurst	Residential – Mixed Use	17 ha (41 acres)	Mixed use rail associated sch
Joint ventures – Hammerson/Ballymore			
Bishopsgate Goods Yard	Mixed use/retail & leisure	200,000m2	Conditional contract to purch goods yard site
Paddington Triangle	Office	20,000m2	Triangle site next to main stat

Properties to be purchased by Ballymore

Central Station, Luton	Mixed use/retail & leisure	13,000m2	Redevelopment of car parks a existing buildings next to stati
Snow Hill, Birmingham	Office/residential	45,000m2	Office development with resic site
Bristol Temple Meads	Office	28,000m2	Redevelopment of area adjace station
Cambridge Gate, Station Road, Cambridge	Office	5,000m2	Single building office develop
Hayes	Residential	24,000m2	Canal side residential and reta development
Central Station, Liverpool	Mixed use/retail & leisure	14,000m2	Retail and leisure scheme ove Central Station.
West Hampstead	Residential/mixed use	1 ha (2.4 acres)	Development of site next to W Hampstead Station

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Full Text Announcement

Company	Official List
TIDM	OLS
Headline	Cancellation - RT Group Plc
Released	08:00 30 Dec 2002
Number	6195F

NOTICE OF CANCELLATION OF AN OFFICIAL LISTING ON A STOCK EXCHANGE

(804)

30/12/2002 08:00 AM

Following notification from the Financial Services Authority ("the FSA") that it cancels the securities* set out below from the Official List, the London Stock Exchange ("the LSE") cancels those securities from trading. The following securities are, therefore, cancelled from their official listing on the LSE with effect from the time and date of this notice.

The listing for the following securities have been cancelled from 30/12/2002 08:00 AM at the request of the company.

RT GROUP PLC

Ordinary shares of 25p each fully paid	(0-721-293)(GB0007212938)

If you have any queries relating to the above, please contact Securities Management at the London Stock Exchange on 020 7797 1579.

* = The FSA cancels securities to the Official List which are represented by the class of security disclosed in this Notice.

In making the above statement, the Exchange is relying on the accuracy of the notification from the FSA and is not under any circumstances liable for the accuracy of that notification.

END

Full Text Announcement

Company	UBS Warburg
TIDM	
Headline	SAR - RT Group
Released	12:48 30 Dec 2002
Number	6443F

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure…30 December, 2002…..

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition …27 December 2002…………………………………………...

Acquisition in …RT Group Plc……………………………………………………………(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	4,397,900 shares rights	……………….………………

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
138,459,596… (26.645 %)	….……………………….. (%)	138,459,596… (26.645 %)

(3) Party making disclosure …UBS Warburg…………………………………………………...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Neville Hall

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

END

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